Exhibit 99.1

NEWS RELEASE NASDAQ: ELBM TSX.V: ELBM

Electra Awarded $5 Million from Government of Canada to Advance Development of Proprietary Battery Metals Recycling Technology

(All amounts in CAD dollars unless otherwise stated)

Toronto, Ontario – (June 10, 2024) – Electra Battery Materials Corporation (NASDAQ: ELBM; TSX-V: ELBM) (“Electra” or the “Company”) today announced that it has received $5 million in contribution funding from Natural Resources Canada to support the development of its proprietary battery materials recycling technology.

In 2023, the Company successfully operated a battery materials recycling demonstration plant in a batch process at its refinery complex, processing more than 40 tonnes of end-of-life battery scrap, known as “black mass,” and producing high-quality nickel, cobalt and lithium products.

Building on this success, Electra is accelerating the next phase of its recycling project to demonstrate on a continuous basis that the Company’s hydrometallurgical black mass process is scalable, profitable, and can be implemented at other locations. The Government of Canada, through National Resources Canada’s Critical Minerals Research, Development and Demonstration program, has committed funding of $5 million for this project, which will be based at the Company’s fully permitted property about five hours north of Toronto, Ontario, in Temiskaming Shores. Recycling and recovery of these critical metals would reduce greenhouse gas emissions in the EV supply chain and decrease reliance on foreign countries for critical minerals.

“Today’s funding announcement is a clear signal from the Government of Canada of its ongoing commitment to creating a strong, sustainable EV supply chain,” said Trent Mell, Electra’s CEO. “While recycling critical minerals is part of our business strategy, we also remain focused on the construction of our cobalt sulfate refinery and look forward to updating the market with funding developments to restart construction. Our recycling project is part of the growth plan for the Refinery complex and we are thankful for this investment as it allows us to speed up the development of our proprietary battery metals recycling technology. Electra’s black mass recycling expertise can contribute to the production of clean, secure and ethically sourced materials for the EV supply chain in North America.

“Recycling of battery materials will become more critical as the EV industry expands within North America,” Mell continued. “We are strengthening our development timelines through our partnerships with government and industry, such as with Three Fires Group with whom we are exploring developing a battery material shredding facility in Ontario. Our refinery is positioned to be the first-of-its-kind for recycling, a hydrometallurgical black mass facility in North America, and could provide recycling as a service to the many gigafactories coming to Ontario.”

The Honourable Jonathan Wilkinson, Minister of Energy and Natural Resources, said, “Today’s total investment of $10 million to Electra and MIRARCO will help to advance the development of dynamic and competitive critical minerals value chains in Canada and Northern Ontario. This funding will increase mineral and energy security, create good jobs and support economic opportunities — supporting our work to build a cleaner Canada and a prosperous, sustainable economy that works for everyone.”

www.ElectraBMC.com	1

Viviane Lapointe, Member of Parliament for Sudbury, added “Our government is making transformative investments that will have an impact on every future generation. We recognize the time is now to invest in critical minerals. It’s about seizing this time of change and opportunity to create a prosperous economy for all. With these investments in MIRARCO and Electra, we are ensuring Canada remains a global leader in resource extraction and paves the way as we transition to a clean economy.”

Finally, Marc G. Serré, Member of Parliament for Nickel Belt, Parliamentary Secretary to the Minister of Energy and Natural Resources, and Parliamentary Secretary to the Minister of Official Languages, said, "The increasing demand for critical minerals and the products made from them provides Nickel Belt – Greater Sudbury with another opportunity to highlight its industrial diversification, high-quality work force and sustainable development capabilities. Organizations like MIRARCO and Electra are at the forefront of the green transition and their work strengthens Canada's position as a leading global supplier of essential resources and clean technology. This is crucial for building a prosperous net-zero economy!"

The announcement was made in Sudbury, alongside an announcement of funding into the Mining Innovation Rehabilitation and Applied Research Corp (MIRARCO).

North of Toronto, Electra is constructing North America’s only cobalt sulfate refinery as part of a multiphase effort to onshore refining capabilities for cathode materials. Electra’s priority is to secure the capital required to recommission and expand its cobalt refinery, and its long-term vision includes additional phases to provide recycled battery materials and battery grade nickel to the North American and global electric vehicle battery market.

Electra’s 2023 battery materials recycling demonstration program is believed to be the first plant-scale recycling of black mass material in North America as well as the first domestic production of nickel-cobalt mixed hydroxide precipitate product (“MHP”). Electra’s proprietary hydrometallurgical process successfully recovered MHP, lithium carbonate, graphite and other commercial products from 40 tonnes of black mass.

During the year-long recycling trial, recovery rates for all targeted metals improved with recovery for manganese improving by more than 50% from results achieved in a lab setting. The metal content in the MHP increased 5 to 10% over the course of the trial. By early 2024, the quality of the Company’s lithium carbonate was approaching technical grade. Increasing metal content results in a higher value saleable product, thereby improving the potential economics of continuous recycling operations.

Today’s federal funding from Natural Resources Canada will allow Electra to continue testing its black mass refining to optimize the process parameters and reagent consumption as well as maximize percent recovery of critical metals and their quality. The Company will also explore the potential of isolating cobalt from nickel contained in the MHP product to improve the overall payability of both the resultant cobalt and nickel product. Ultimately, this program will support commercial discussions with battery cell manufacturers seeking North American-based solutions for a circular supply chain.

About Electra Battery Materials

Electra is a processor of low-carbon, ethically-sourced battery materials. Currently focused on developing North America’s only cobalt sulfate refinery, Electra is executing a phased strategy to onshore the electric vehicle supply chain and provide a North American solution for EV battery materials refining. Keys to its strategy are integrating black mass recycling, expanding cobalt sulfate processing into Bécancour, Quebec, and exploring nickel sulfate production potential within North America. For more information, please visit www.ElectraBMC.com.

www.ElectraBMC.com	2

Contacts

Electra Battery Materials

Heather Smiles

Vice President, Investor Relations & Corporate Development

info@ElectraBMC.com
1.416.900.3891

Natural Resources Canada

Media Relations

343-292-6100

media@nrcan-rncan.gc.ca

Carolyn Svonkin

Press Secretary

Office of the Minister of Energy and Natural Resources Canada

343-597-1725

carolyn.svonkin@nrcan-rncan.gc.ca

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Note Regarding Forward-Looking Statements

This news release may contain forward-looking statements and forward-looking information (together, “forward-looking statements”) within the meaning of applicable securities laws and the United States Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical facts, are forward-looking statements. Generally, forward-looking statements can be identified by the use of terminology such as “plans”, “expects”, “estimates”, “intends”, “anticipates”, “believes” or variations of such words, or statements that certain actions, events or results “may”, “could”, “would”, “might”, “occur” or “be achieved”. Forward-looking statements are based on certain assumptions, and involve risks, uncertainties and other factors that could cause actual results, performance, and opportunities to differ materially from those implied by such forward-looking statements. Among the bases for assumptions with respect to the potential for additional government funding are discussions and indications of support from government actors based on certain milestones being achieved. Factors that could cause actual results to differ materially from these forward-looking statements are set forth in the management discussion and analysis and other disclosures of risk factors for Electra Battery Materials Corporation, filed on SEDAR+ at www.sedarplus.com and with on EDGAR at www.sec.gov. Other factors that could cause actual results to differ materially include changes with respect to government or investor expectations or actions as compared to communicated intentions, and general macroeconomic and other trends that can affect levels of government or private investment. Although the Company believes that the information and assumptions used in preparing the forward-looking statements are reasonable, undue reliance should not be placed on these statements, which only apply as of the date of this news release, and no assurance can be given that such events will occur in the disclosed times frames or at all. Except where required by applicable law, the Company disclaims any intention or obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

www.ElectraBMC.com	3